Incapital LLC
200 South Wacker Drive, Suite 3700
Chicago, Illinois 60606

November 20, 2014

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Incapital Unit Trust, Series 60 (the “Trust”)

(File No. 333-198270 & 811-22581)

Ladies/Gentlemen:

In connection with the response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, we acknowledge that:

1. The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Incapital Unit Trust, Series 60

By: Incapital LLC

By:                            /s/ Thomas Belka

Thomas Belka

Executive Director